DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04052401

DEC 17 2004

December 15, 2004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/15/2004

Matthew S. Perlman
10517 Stable Lane
Potomac, MD 20854-3867

Dear Mr. Perlman:

This is in response to your letter dated November 16, 2004. In that letter, you requested that the Commission review the Division of Corporation Finance's November 9, 2004 no-action letter regarding a shareholder proposal that you submitted to The Walt Disney Company.

Your letter requests Commission review pursuant to rule 430 of the SEC Rules of Practice. Rule 430 provides a procedure for any person aggrieved by an action made by authority delegated in Sections 200.30-1 through 200.30-18 of Title 17 of the Code of Federal Regulations to seek Commission review of that action.

As we discuss in Staff Legal Bulletin No. 14, our no-action letter responses regarding the application of rule 14a-8 reflect only the informal views of the staff of the Division of Corporation Finance; our responses do not reflect delegated Commission action. Accordingly, the procedure in rule 430 does not apply when a shareholder or a company objects to a staff no-action letter response regarding the application of rule 14a-8. In such a situation, the shareholder or the company may (1) seek informal reconsideration by the staff of the Division of Corporation Finance or (2) request that the staff submit the matter to the Commission for review under Section 202.1(d) of Title 17 of the Code of Federal Regulations. For your reference, we have enclosed a copy of Staff Legal Bulletin No. 14 and Section 202.1(d) of Title 17 of the Code of Federal Regulations.

We have treated your request for review under rule 430 as a request that we submit the matter to the Commission for review under Section 202.1(d) of Title 17 of the Code of Federal Regulations. Under that section, the Division may present a request for Commission review of a Division no-action response relating to rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Pamela S. Seymon
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

**Matthew S. Perlman**
**10517 Stable Lane**
**Potomac, MD 20854-3867**
Phone (301) 299-5618
Fax (301)983-0869
E-Mail mspjgp@comcast.net



**DELIVERED BY HAND - Original and 7 Copies**

November 16, 2004

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: **Petition For Full SEC Review Of SEC Staff Decision Not To Seek Enforcement Action If The Walt Disney Company Does Not Include In Its 2005 Proxy Statement My Shareholder Proposal To Eliminate Liberal Bias In ABC News Telecasts and Company Political-Content Film Making**

Dear Commissioners:

Pursuant to Rule 430 of the SEC Rules of Practice, enclosed herewith is my Petition for full SEC review of the SEC Staff action described above and set forth in a document dated November 9, 2004 entitled "Response of the Office of Chief Counsel Division of Corporate Finance" signed by Heather L. Maples (hereinafter "the SEC Staff Response") which was attached to a November 9, 2004 letter from Jonathan A. Ingram, Deputy General Counsel of the SEC, to Counsel for The Walt Disney Company and entitled "Re: The Walt Disney Company Incoming letter dated October 15, 2004".

I received Mr. Ingram's letter (which was postmarked November 10, 2004) on November 12, 2004.[1] Under Rule 430(b)(1), I am required to give notice of

[1]The Postal Service was closed on November 11, 2004.

my intent to petition for review of the SEC Staff Response within five days and I have five additional days to file the Petition. Since I am filing the Petition with this letter within the five day notice period, I assume that no notice of intent to file is necessary.[2]

I am representing myself in this matter as allowed by Rule 102(a).[3] Pursuant to Rule 102(d)(1), any notice or other written communication may be served upon me at 10517 Stable Lane, Potomac, Maryland 20854-3867 and I may be reached by telephone during business hours at (301) 299-5618.

Respectfully submitted,

Matthew S. Perlman

cc: Jonathan A. Ingram, Deputy General Counsel, SEC w/Petition
Pamela S. Seymon, Esq. W/Petition

---

[2]If notice of intent to file the petition is required, this letter shall constitute such notice.

[3]While I am representing myself in this matter, I am a Member of the Bars of Maryland and the District of Columbia.

## CERTIFICATE OF SERVICE

I certify that I am making service of this letter and the attached Petition on November 16, 2004 as follows:

Upon Jonathan A. Ingram, SEC Deputy General Counsel, by hand delivery to the SEC at 455 Fifth Street N.W. Washington, D.C.

Upon Pamela S. Seymon, Esq. by first class mail addressed to her at Wachtell, Lipton, Rosen & Katz at 51 West 52nd Street, New York, N.Y. 10019-6150 and by fax to (212) 403-2000.

Matthew S. Perlman

**Matthew S. Perlman**
**10517 Stable Lane**
**Potomac, MD 20854-3867**
Phone (301) 299-5618
Fax (301)983-0869
E-Mail mspjgp@comcast.net

**DELIVERED BY HAND - Original and 7 Copies**

November 16, 2004

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: **Petition For Full SEC Review Of SEC Staff Decision Not To Seek Enforcement Action If The Walt Disney Company Does Not Include In Its 2005 Proxy Statement My Shareholder Proposal To Eliminate Liberal Bias In ABC News Telecasts and Company Political-Content Film Making**

Dear Commissioners:

Pursuant to Rule 430 of the SEC Rules of Practice, enclosed herewith is my Petition for full SEC review of the SEC Staff action described above and set forth in a document dated November 9, 2004 entitled "Response of the Office of Chief Counsel Division of Corporate Finance" signed by Heather L. Maples (hereinafter "the SEC Staff Response") which was attached to a November 9, 2004 letter from Jonathan A. Ingram, Deputy General Counsel of the SEC, to Counsel for The Walt Disney Company and entitled "Re: The Walt Disney Company Incoming letter dated October 15, 2004".

I received Mr. Ingram's letter (which was postmarked November 10, 2004) on November 12, 2004.[1] Under Rule 430(b)(1), I am required to give notice of

[1] The Postal Service was closed on November 11, 2004.

my intent to petition for review of the SEC Staff Response within five days and I have five additional days to file the Petition. Since I am filing the Petition with this letter within the five day notice period, I assume that no notice of intent to file is necessary.[2]

I am representing myself in this matter as allowed by Rule 102(a).[3] Pursuant to Rule 102(d)(1), any notice or other written communication may be served upon me at 10517 Stable Lane, Potomac, Maryland 20854-3867 and I may be reached by telephone during business hours at (301) 299-5618.

Respectfully submitted,

Matthew S. Perlman

cc: Jonathan A. Ingram, Deputy General Counsel, SEC w/Petition
Pamela S. Seymon, Esq. W/Petition

---

[2]If notice of intent to file the petition is required, this letter shall constitute such notice.

[3]While I am representing myself in this matter, I am a Member of the Bars of Maryland and the District of Columbia.

## CERTIFICATE OF SERVICE

I certify that I am making service of this letter and the attached Petition on November 16, 2004 as follows:

Upon Jonathan A. Ingram, SEC Deputy General Counsel, by hand delivery to the SEC at 455 Fifth Street N.W. Washington, D.C.

Upon Pamela S. Seymon, Esq. by first class mail addressed to her at Wachtell, Lipton, Rosen & Katz at 51 West 52nd Street, New York, N.Y. 10019-6150 and by fax to (212) 403-2000.

Matthew S. Perlman

# Before The U.S. Securities and Exchange Commission

## Petition For Full SEC Review Of SEC Staff Decision Not To Seek Enforcement Action If The Walt Disney Company Does Not Include In Its 2005 Proxy Statement My Shareholder Proposal To Eliminate Liberal Bias In ABC News Telecasts and Company Political-Content Film Making

Pursuant to Rule 430 of the SEC Rules of Practice, I hereby petition the full SEC to review the SEC Staff action described above and set forth in a document dated November 9, 2004 entitled "Response of the Office of Chief Counsel Division of Corporate Finance" signed by Heather L. Maples (hereinafter "the SEC Staff Response") which was attached to a November 9, 2004 letter from Jonathan A. Ingram, Deputy General Counsel of the SEC, to Counsel for The Walt Disney Company and entitled "Re: The Walt Disney Company Incoming letter dated October 15, 2004".[1]

The basis of this Petition is set forth below:

## I. My Shareholder Proposal For Elimination Of Liberal Bias In ABC News Telecasts and Politicial-Content Films

On September 10, 2004, I submitted to The Walt Disney Company my Shareholder Proposal (For Elimination of Liberal Bias In ABC News Telecasts and The Walt Disney Company Political-Content Movies) To Be Presented at the 2005 Shareholder Meeting of The Walt Disney Company. Essentially My Shareholder Proposal contains Whereas clauses citing liberal bias in ABC news telecasts and The Walt Disney Company political-content films like Fahrenheit

---

[1]Mr. Ingram's November 9, 2004 letter, which is Exhibit A hereto, includes as attachments all documents relevant to this Petition. They are (i) the October 15, 2004 letter of Counsel for The Walt Disney Company which, in turn, includes my Shareholder Proposal, (ii) my November 2, 2004 letter responding to the letter of Counsel for The Walt Disney Company, and (iii) the SEC Staff Response.

911, and sets forth a series of limited remedial steps designed to eliminate such bias.

## II. Letters To The SEC Staff About Whether The Walt Disney Company Can Exclude My Shareholder Proposal From Its 2005 Proxy Statement And The SEC Staff Response

On October 15, 2004, counsel for The Walt Disney Company submitted a letter to the SEC Division of Corporation Finance, Office of Chief Counsel, stating that it proposed to exclude my Shareholder Proposal from its proxy statement and asking for SEC Staff confirmation that it would not recommend enforcement action as a result of that exclusion.

On November 2, 2004, I submitted a detailed rebuttal to the October 15, 2004 letter. The gist of that response was that, as provided in SEC Releases, my Shareholder Proposal fell within an exception to the ordinary business exclusion for shareholder proposals having major or social policy implications. That argument is set forth in more detail below.

On November 9, 2004, Heather L. Maples' SEC Staff Response was issued. It accepted The Walt Disney Company's proposed exclusion of my Shareholder Proposal based upon the ordinary business exclusion of the applicable SEC rules. The SEC Staff Response was an attachment to Mr. Ingram's letter of the same date.

## III. Applicable SEC Releases Exempt Shareholder Proposals Having Major/Social Policy Implications From the Ordinary Business Exclusion Set Forth In Rule 14a-8(c)(7), And My Shareholder Proposal Falls Within That Exemption

SEC Release No. 34-12999 issued November 22, 1976, provided:

> [P]roposals ... that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations and future interpretive letters of the Commission's staff will reflect that view.

Page 1012/SEC Docket[2]

This pronouncement was changed in Cracker Barrel Old Country Store (October 13, 1992) but current SEC rules specifically overturn the ruling in Cracker Barrel and go back to the prior SEC approach. See SEC Release No. 34-40018 effective June 29, 1998 commenting on the "Final Rule: Amendments to Rules on Shareholder Proposals." There, in Section III entitled "The Interpretation of Rule 14a-8(c)(7): The "Ordinary Business" Exclusion", the SEC wrote:

> Reversal of the Cracker Barrel no-action position will result in a return to a case-by-case analytical approach. In making distinctions in this area, the Division and the Commission will continue to apply the applicable standard for determining when a proposal relates to "ordinary business." The standard, originally articulated in the Commission's 1976 release, provided an exception for certain proposals that raise significant social policy issues.40/

Footnote 40 then states "See Exchange Act Release No 12999 (Nov. 22, 1976) (41 FR 52994") indicating SEC Release No. 34-12999 was again effective.

Therefore, the ordinary business exclusion does not include proposals involving significant social policy issues (to use the language quoted from SEC Release No. 34-40018 and proposals having "major implications" ( to use the language quoted from SEC Release No. 34-12999). The word "social" is not defined but the reference to SEC Release No. 34-12999 makes it clear that the term "social" is synonymous with the words used in SEC Release No. 34-12999. Therefore, the term "social" includes significant public policy issues having major implications.

My proposal involves the impartiality of the news that Americans receive - something that involves very significant social (public) policies and has major implications. It therefore does not fall within the ordinary business exclusion.

---

[2]Earlier in the same paragraph, there is a reference to "matters which have significant policy, economic, or other implications inherent in them."

Establishment of a policy against liberal bias in ABC television news broadcasting is designed to eliminate bias in ABC news programing seen by millions of Americans. This has a direct bearing on our political system through its influence on the election of public officials. Whether one agrees that there is bias or not (a question for the shareholders under my proposal), it is impossible to say that bias in television news does not involve significant social(public) policy issues and does not have major implications.

One other SEC comment on its final rule is particularly appropriate:

> In applying the "ordinary business" exclusion to proposals that raise social policy issues, the Division seeks to use the most well-reasoned and consistent standards possible given the inherent complexity of the task. From time to time, in the light of experience dealing with proposals in specific subject areas, and reflecting changing societal views, the Division adjusts its views with respect to "social proposals" involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes. (Footnotes omitted)

The full argument is set forth in my November 2, 2004 letter to the SEC Staff which is included in Exhibit A.

## IV. SEC Staff Response Fails To Deal With The Arguments Made In The Preceding Section Which Were Set Forth In My November 2, 2004 Letter

The November 9, 2004 letter from Jonathan A. Ingram, SEC Deputy General Counsel, cites the October 15 letter from Counsel for The Walt Disney Company and my letter of November 2, 2004 but contains no discussion of the merits of the matter or of any arguments made by me or by Counsel for The Walt Disney Company. While the text of Mr. Ingram's letter indicates no position on the merits, it includes as an attachment the SEC Staff Response. That half page document never discusses any issues raised in my November 2,

2004 letter. The entire analysis is as follows:

> There appears to be some basis for your view that Disney may exclude the proposal under rule 14a-8(i)(7) as relating to Disney's ordinary business operations (i.e., the nature, presentation and content of programming and film production).[3]

The SEC Staff Response contains no mention of either SEC Release No. 34-40018 or SEC Release No. 12999. If the SEC is abandoning the policies stated in those Releases, this seems a very odd way of doing it.

The SEC Staff Response contains no discussion as to whether liberal bias in programing raises social (public) policy issues or has major implications.[4] Is the holding of the Staff that liberal bias in the news broadcasting of a major television network has no social or public policy or major implications? Or is someone pushing his or her political agenda by stopping my Shareholder Proposal? One certainly cannot tell what the reasoning is from the analysis quoted above.

<u>The SEC Staff Response offers no indication of the application of "the most well reasoned and consistent standards possible given the inherent complexity of the task" as promised by the SEC in the last quote from SEC Release No. 40018 set forth in the previous section of this Petition.</u>

## V. Conservative Shareholder Proposals Entitled To The Same Standards As Radical Shareholder Proposals.

The SEC regularly requires inclusion of shareholder proposals raising a variety of public policy issues pushed by radical groups using the social policy/major implication rationale discussed herein and set forth in SEC

---

[3]The Response goes on to state "Accordingly, we will not recommend enforcement action to the Commission ....."

[4]As indicated in my November 2, 2004 letter, I am not asking the SEC to decide whether there is such bias. I am asking the SEC to allow the shareholders of The Walt Disney Company (when they vote on my Shareholder Proposal) to make that judgement and a judgement as to whether they want any corrective action.

Releases Nos. 34-12999 and 34-40018. As indicated in the final quote in Section III of this Petition from SEC Release No. 34-40018, these have included proposals against plant closing and the manufacture of tobacco products. Many have also called for various kinds of affirmative action[5] and labor policies including policies on imported products. The refusal to allow conservatives to make proposals against abuses involving public policy issues of concern to them is difficult to understand. What we are talking about here is of enormous importance to the nation - it could have affected the outcome of the election of the President of the United States this year and it could impact such an election in the future.

While Government cannot and should not deal with whether such bias exists, it is completely appropriate for the owners of a business like The Walt Disney Company to do so. Management serves the owners of the business. Why should the bias of management[6] be allowed by the SEC to remain unchallenged by the owners of the business who see liberal bias and want it corrected. My Shareholder Proposal for the elimination of liberal bias in television news telecasts and political-content film making has major social/public policy implications and the SEC should require that it be included in proxy materials just as it requires other public policy proposals be included in such materials.

## VI. The SEC Should Follow Its Own Published Policies and Inform The Walt Disney Company That Enforcement Action Will Be Taken If My Shareholder Proposal Is Excluded From Its 2005 Proxy Statement

The SEC has stated a policy in SEC Release No. 34-40018 resurrecting SEC Release No. 34-12999. I urge the SEC to follow that policy and to inform The Walt Disney Company that it will take enforcement action if my

---

[5]Affirmative Action to eliminate employment bias against conservatives with respect to positions involving television newscasts and political-content films is one of the provisions of my Shareholder Proposal.

[6]The Chairman of The Walt Disney Company was formerly the leader of the Democrats in the U.S. Senate.

Shareholder Proposal is excluded from its 2005Proxy Statement.

Respectfully submitted,

Matthew S. Perlman
10517 Stable Lane
Potomac, Maryland 20854-3867
(301) 299-5618
mspjgp@comcast.net

Date of Submission - November 16, 2004

Exhibit A

CC:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

November 9, 2004

Pamela S. Seymon
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Re: The Walt Disney Company
Incoming letter dated October 15, 2004

Dear Ms. Seymon:

This is in response to your letter dated October 15, 2004 concerning the shareholder proposal submitted to Disney by Matthew S. Perlman. We also have received letters from the proponent dated October 28, 2004 and November 2, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Matthew S. Perlman
10517 Stable Lane
Potomac, MD 20854-3867

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000




October 15, 2004

DELIVERED BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareholder Proposal Submitted by Matthew S. Perlman for Inclusion in the 2005 Proxy Statement of The Walt Disney Company**

Ladies and Gentlemen:

This letter is submitted on behalf of our client, The Walt Disney Company (the "Company"), which has received a shareholder proposal and supporting statement (the "Proposal") from Matthew S. Perlman, which Proposal was submitted for inclusion in the proxy statement and form of proxy to be distributed to the Company's shareholders in connection with its 2005 annual meeting of shareholders (the "2005 Proxy Materials"). The Company hereby notifies the Securities and Exchange Commission (the "Commission") and Mr. Perlman of the Company's intention to exclude the Proposal from its 2005 Proxy Materials for the reasons set forth below. The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2005 Proxy Materials.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing with the Commission are six copies of (i) this letter, which includes an explanation of why the Company believes that it may exclude the Proposal and (ii) the Proposal.

I. The Proposal Presented by Mr. Perlman

A copy of the Proposal is attached as Annex A hereto. For your convenience, the text of the resolution contained in the Proposal is set forth below:

> Now therefore be it resolved that the shareholders request the Board of Directors to end liberal bias in its news telecasts and political-content films by undertaking the following:
>
> 1. Establishing a policy of eliminating liberal bias in its television news programming and its political-content films.
>
> 2. Establishing an Affirmation Action Program (no less vigorous than programs undertaken to eliminate racial bias) to hire conservatives in positions involving the content of television news programs and political-content films including executives, producers, writers, reporters, commentators, and anchors until full balance in the make up of the Company staff is achieved.
>
> 3. Establishing personnel policies requiring adverse actions against any employee who fails to comply with the policy for eliminating liberal bias, and requiring that contracts with employees make failure to comply with such policy grounds for termination for cause.
>
> 4. Hiring a recognized principled conservative to act as a ombudsman to review compliance with the policy of eliminating liberal bias in television news programs and political-content films. The ombudsman should be given responsibility to deal with such bias and, if not corrected, to report it to Board of Directors and the shareholders.

II. The Proposal May Be Excluded Because It Relates to the Conduct of the Ordinary Business Operations of the Company

Rule 14a-8(i)(7) permits the Company to exclude a proposal from its proxy materials on the ground that it deals with matters relating to the conduct of the ordinary business operations of the Company ordinarily and properly carried out by the Company's management and staff. By calling on the Company to establish a policy of "eliminating liberal bias" in the Company's television news programming and its "political-content films" and to appoint an ombudsman to oversee the same, Items 1 and 4 of the Proposal relate directly to the day-to-day conduct of the ordinary business operations of two of the Company's core businesses, news programming and filmmaking.

The Staff has repeatedly affirmed that shareholder proposals concerning the nature, content and presentation of products and programming by media companies are excludable under Rule 14a-8(i)(7) as matters relating to the conduct of the ordinary business operations of such companies. See, e.g., General Electric Company (January 10, 2002; *reconsideration denied* March 11, 2002) (concurring that a proposal requesting that the board develop, implement and audit a process by which news programs broadcasted by General Electric will be "fair and balanced to both conservatives and liberals" was excludable under Rule 14a-8(i)(7)); General Electric Company (February 4, 1992) (stating that a proposal requesting that the board take affirmative steps to eliminate the "liberal bias that pervades the news programming at NBC" is "directed to the contents of news broadcasts, a matter relating to the conduct of the company's ordinary business operations"); American Broadcasting Companies, Inc. (February 28, 1984) (same); CBS, Inc. (January 27, 1984) (same); see also General Electric Company (January 27, 2000) (concurring that a proposal requesting more "family-friendly" programming was excludable under Rule 14a-8(i)(7)); General Electric Company (February 1, 1999) (concurring that a proposal to prohibit "unbiblical" programming on NBC was excludable as a matter relating to ordinary business operations).

The Staff has also recognized that editorial decisions regarding what programs to produce, air or distribute are routine matters in the ordinary course of a media company's business and part of the day to day operations of a media and news organization. See, e.g., Gannett Co. Inc. (January 21, 1997) (concurring with the omission of a proposal requesting Gannett to establish a policy prohibiting its newspapers from publishing anti-Catholic and anti-Semitic material and appoint an ecumenical group to oversee the same); CBS, Inc. (March 16, 1993) (concurring with the exclusion of a proposal requesting that "management review the serious criticisms" of CBS's news reporting); Time Warner Inc. (March 1, 1993) (affirming that "the nature, content, and distribution" of the registrant's music recordings relate to its ordinary business operations).

In addition, by calling on the Company to adopt specific hiring criteria and personnel policies and to include specific provisions in its contracts with employees (and in calling for the appointment of an ombudsman to oversee the same), Items 2, 3 and 4 of the Proposal also directly interfere with the day-to-day conduct of the ordinary business operations of the Company that fall squarely within the functions of its management and staff. As the Commission made clear in its Release No. 34-40018 (May 21, 1998), decisions regarding hiring and terms of employment are "fundamental to management's ability to run a company on a day-to-day basis." The Proposal is excludable since it attempts to "micro-manage" the Company by specifying not only particular hiring criteria and personnel policies (including the hiring of a "recognized principled conservative to act as ombudsman"), but even the types of termination provisions that should be included in employment contracts.[1]

In fact, the Staff has consistently sanctioned the exclusion of proposals dealing with workplace management, employee supervision, employee hiring and firing, personnel policies and conditions of employment, regardless of the industry of the registrant making the no-action request. As the Staff put it in *United Technologies* (February 19, 1993), "[a]s a general rule, the Staff views proposals directed at the company's employment policies and practices with respect to its non-executive work force to be uniquely matters relating to the conduct of the company's ordinary business operations. Examples of the categories that have been deemed to be excludable on this basis are . . . employee hiring and firing . . ." See also Exxon Corp. (December 31, 1996) (employment-related matters, in particular, proposal recommending amendment of the company's non-discrimination policy to include sexual orientation, relate to the conduct of ordinary business operations); AT&T Corporation (December 20, 1995) (proposal called for the company to rescind affirmative action programs for minority and female contractors); Health Management Assoc., Inc. (November 2, 1999) (selection of employees is a matter relating to the conduct of ordinary business operations); Atlantic Energy, Inc. (February 17, 1989) (same). Even if, *arguendo*, only certain Items of the Proposal related to the ordinary business operations of the Company, the entire Proposal should still be properly excluded pursuant to Rule 14a-8(i)(7). See, e.g., Associated Estates Realty Corporation (March 23, 2000) (proposal regarding both executive compensation and corporate dispositions); Wal-Mart Stores, Inc. (March 15, 1999) (proposal simultaneously seeking a report on labor practices and calling for wage adjustments).

Accordingly, based upon Rule 14a-8(i)(7), the Company intends to exclude the Proposal from the 2005 Proxy Materials. The Company respectfully requests the Staff to

[1] Exclusion of the Proposal on this basis is consistent with the Staff's repeated concurrence with media companies' exclusion of proposals that deal "with questions concerning the gathering and dissemination of news, as well as the assignment of personnel, which involve decisions relating to the conduct of [such companies'] day-to-day business operations." Turner Broadcasting System, Inc., April 17, 1991. The Staff has issued numerous other no-action letters stating that proposals regarding personnel decisions as a way of addressing the nature or content of media products and programming are excludable under Rule 14a-8(i)(7) (or former Rule 14a-8(c)(7)). See, e.g., Turner Broadcasting System, Inc. (April 17, 1991) (proposal dealing with questions regarding gathering and dissemination of news, as well as assignment of personnel) and RCA Corp. (January 21, 1980) (proposal requesting the hiring and training of specialists with specific qualifications to improve quality of broadcasting).

confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7).[2]

III. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2005 Proxy Materials. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned, Pamela S. Seymon, at (212) 403-1205.

---

[2] Although the Company believes that Rule 14a-8(i)(7) offers a clear basis for exclusion, we briefly note that the Proposal is also impermissibly vague, as neither the shareholders nor the Company can determine, with any reasonable certainty, what actions or measures have to be taken in order to implement the Proposal (What constitutes a "policy of eliminating liberal bias"? Who qualifies as a "recognized principled conservative"?), and is therefore excludable under Rule 14a-8(i)(3). See, e.g., The Boeing Corporation (February 10, 2004); The Procter & Gamble Company (October 25, 2002); Puget Energy, Inc. (March 7, 2002); Alcoa Inc. (December 24, 2002); Ann Taylor Stores Corp. (March 13, 2001) (same); and Bristol-Myers Squibb Co. (February 1, 1999). In addition, Rule 14a-8(i)(6) is also a basis for exclusion both with respect to Item 3 of the Proposal, given that the Company would be required to breach certain of its existing contracts with employees to make failure to comply with a policy of "eliminating media bias" a ground for termination for cause, see, e.g., Selective Insurance Group, Inc. (March 24, 2003); Gillette Co. (March 10, 2003); The Goldfield Corporation (March 28, 2001); AT&T Corp. (April 10, 2002), as well as with respect to Item 4 of the Proposal, given that it is not within the Company's power to ensure that one or more individuals meeting the Proposal's specifications of being a "recognized principled conservative" would be both qualified and willing to serve as an ombudsman.

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

Pamela S. Seymon

Pamela S. Seymon

ANNEX A

**Matthew S. Perlman**
**10517 Stable Lane**
**Potomac, MD 20854**
Phone (301) 299-5618
Fax (301)983-0869
E-Mail mspjgp@comcast.net

September 10, 2004

Corporate Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-0931

Re: Shareholder Proposal (For Elimination of Liberal Bias In ABC News Telecasts and The Walt Disney Company Political-Content Films) To Be Presented at 2005 Shareholder Meeting

Dear Sir or Madame:

Attached hereto is a Shareholder Proposal For Elimination of Liberal Bias in ABC News Telecasts and The Walt Disney Company Political-Content Films which I intend to present at the 2005 Shareholder Meeting of The Walt Disney Company. Pursuant to section 240.14a-8 of the SEC rules, I request that this Proposal be included in Proxy Materials for that meeting.

I hold 800 shares of the common stock of The Walt Disney Company in my IRA account. I purchased this stock on August 26, 2002 and have held it continuously since that time. I intend to hold the shares through the 2005 Shareholder meeting. As proof of my right to make a shareholder proposal, I enclose a letter dated September 2, 2004[1] from TD Waterhouse stating that the shares were in my account as of that date and a redacted copy of the first two pages of my TD Waterhouse August 30, 2002 statement verifying the

---

[1]The TD Waterhouse letter is necessarily dated before this letter notifying you of my proposal. If there is any question about my holding of the 800 shares of Disney stock as of the date of this letter, I will obtain and provide a follow-up letter from TD Waterhouse.

acquisition date.

I believe that this letter and the attached proposal comply with all requirements of the SEC. As required by the SEC rules, please inform me if you question my compliance with any SEC requirement.

Sincerely,

Matthew S. Perlman

**Matthew S. Perlman's Shareholder Proposal For 2005 Shareholder Meeting of The Walt Disney Company Seeking Elimination of Liberal Bias**

Whereas any fair minded viewer of ABC News can only be struck by the overwhelming liberal bias of its telecasts, and

Whereas the Company exhibited liberal bias by its involvement in the production of the left wing propaganda film Fahrenheit 911 defaming the President of the United States; and

Whereas such liberal bias alienates viewers and advertisers and hurts the interests of the Company and its shareholders as citizens; and

Whereas First Amendment limitations on Government control over free speech do not bar Disney shareholders as owners of the business from stopping use of its properties for liberal propaganda,

Now therefore be it resolved that the shareholders request the Board of Directors to end liberal bias in its news telecasts and political-content films by undertaking the following:

1. Establishing a policy of eliminating liberal bias in its television news programming and its political-content films.

2. Establishing an Affirmation Action Program (no less vigorous than programs undertaken to eliminate racial bias) to hire conservatives in positions involving the content of television news programs and political-content films including executives, producers, writers, reporters, commentators, and anchors until full balance in the make up of Company staff is achieved.

3. Establishing personnel policies requiring adverse actions against any employee who fails to comply with the policy for eliminating liberal bias, and requiring that contracts with employees make failure to comply with such policy grounds for termination for cause.

4. Hiring a recognized principled conservative to act as an ombudsman to review compliance with the policy of eliminating liberal bias in television news programs and political-content films. The ombudsman should be given responsibility to deal with such bias and, if not corrected, to report it to Board of Directors and the shareholders.

SUPPORTING STATEMENT

Each shareholder should ask himself or herself whether the Company's television news programs have a liberal bias. Each shareholder should ask whether the Company exhibited such bias by its involvement in Fahrenheit 911. If you believe that this bias exists, is bad business in that it drives away viewers and advertisers, and makes the Company a bad corporate citizen, you should vote for this resolution. Management led by the Company's Chairman, who was formerly Democratic Senate Leader, will continue its biased television news telecasts and political-content film making unless shareholders act. Declining to distribute Fahrenheit 911 after helping to produce it did not establish a policy to eliminate liberal bias; it was merely a costly and belated recognition that the Company's liberal bias had gone beyond the pale.

Under our Constitution, correcting the Company's liberal bias is not something with which Government can deal but it is something with respect to which shareholders have the right to act. Stopping the Company's liberal bias is good business and can make us be proud rather than ashamed of the Company.

**CFLETTERS**

**From:** Matthew S. Perlman [mspjgp@comcast.net]
**Sent:** Thursday, October 28, 2004 8:52 AM
**To:** cfletters@sec.gov
**Subject:** October 15, 2004 Letter From Wachtell, Lipton, Rosen & Katz re Shareholder Proposal Submitted By Matthew S. Perlman For Inclusion In The 2005 Proxy Statement Of The Walt Disney Company

I returned from Europe last night to find in my doorway the referenced letter with respect to my shareholder proposal for the 2005 Proxy Statement of The Walt Disney Company seeking SEC Staff agreement not to recommend an enforcement action if my proposal is not included. I disagree with the position taken by counsel in the referenced letter and am planning to prepare a response demonstrating that my shareholder proposal is fully authorized by the current SEC rules.

I request one week to prepare and submit this response. This period will not preclude the staff from considering the matter fully in a reasonable period of time and is consistent with the responce to question 11 of the SEC rules.

Since I do not have the e-mail address of the author of the referenced letter, I am faxing her a copy of this e-mail.

Thankl you.

Matthew S. Perlman

**Matthew S. Perlman**
**10517 Stable Lane**
**Potomac, MD 20854-3867**
Phone (301) 299-5618
Fax (301)983-0869
E-Mail mspjgp@comcast.net



**Delivered By Hand - Original and Six Copies**

November 2, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted By Matthew S. Perlman For Inclusion In The 2005 Proxy Statement Of The Walt Disney Company

Ladies and Gentlemen:

On September 10, 2004, I submitted a Shareholder Proposal for the Elimination of Liberal Bias in ABC News telecasts and The Walt Disney Company political-content films[1] for inclusion in the 2005 Proxy Statement of The Walt Disney Company. By letter to you dated October 15, 2004, counsel for The Walt Disney Company proposed to exclude my Shareholder Proposal and asked for SEC Staff assurance that enforcement action would not be recommended because of such exclusion. This letter sets forth my response to the October 15, 2004 letter.[2]

---

[1]Political-content film making refers to films like Fahrenheit 911, not standard entertainment movies. In the remainder of this letter, to avoid repetition, I generally talk only about liberal bias in television news programs. What is said in this letter is equally applicable to political-content film making and should be considered as including such film-making.

[2]As indicated in an e-mail sent to the SEC on October 28, 004, the letter from Counsel was delivered to my house on or after October 18, 2004 when I was in Europe. I first saw the letter on October 27, 2004 when I returned home and am responding in less than a week.

I. Summary of Argument

Counsel's October 15, 2004 letter argues that exclusion of my Shareholder Proposal is proper because the proposal relates to the conduct of the ordinary business operations of the company.

While some no-action letters cited by Counsel appear to consider similar proposals related to ordinary business operations, the SEC's regulations and pronouncements indicate that this is an evolving area and the SEC should consider whether my Shareholder Proposal falls within the ordinary business operations exclusion in the light of the various SEC statements and regulations with respect thereto cited herein.

SEC Release No. 34-12999 issued November 22, 1976 provided:

> [P]roposals ... that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations and future interpretive letters of the Commission's staff will reflect that view.

Page 1012/SEC Docket[3]

This pronouncement was changed in Cracker Barrel Old Country Store (October 13, 1992) but current SEC rules specifically overturn the ruling in Cracker Barrel and go back to the prior SEC approach. See SEC Release No. 34-40018 effective June 29, 1998 commenting on the "Final Rule: Amendments to Rules on Shareholder Proposals." There, in Section III entitled "The Interpretation of Rule 14a-8(c)(7): The "Ordinary Business" Exclusion", the SEC wrote:

> Reversal of the Cracker Barrel no-action position will result in a return to a case-by-case analytical approach. In making distinctions in this area, the Division and the Commission will continue to apply the applicable standard for determining when a proposal relates to "ordinary business." The standard, originally articulated

---

[3]Earlier in the same paragraph, there is a reference to "matters which have significant policy, economic, or other implications inherent in them."

in the Commission's 1976 release, provided an exception for certain proposals that raise significant social policy issues.40/

Footnote 40 then states "See Exchange Act Release No 12999 (Nov. 22, 1976) (41 FR 52994") indicating SEC Release No. 34-12999 was again effective.

Therefore, the ordinary business exclusion does not include proposals involving significant social policy issues (to use the language quoted from SEC Release No. 34-40018 and proposals having "major implications" ( to use the language quoted from SEC Release No. 34-12999). The word "social" is not defined but the reference to SEC Release No. 34-12999 makes it clear that the term "social" is synonymous with the words used in SEC Release No. 34-12999. Therefore, the term "social" includes significant public policy issues having major implications.

My proposal involves the impartiality of the news that Americans receive - something that involves very significant social (public) policies and has major implications. It therefore does not fall within the ordinary business exclusion.

II. My Proposal To Eliminate Liberal Bias In ABC News Telecasts and The Walt Disney Company Political Content Film-Making

I have been appalled over the years by what I regard as liberal bias in most mass media in the United States. Clearly, I am not alone in this view which has been the subject of much discussion throughout the country. While not involving ABC News telecasts, the CBS News use of forged documents relating to the President of the United States (quite possibly to try to manipulate the election) demonstrates how serious the situation is.

I concluded that I, as an individual[4], could try to do something about this by making the shareholder proposal at issue. I have been a shareholder in The Walt Disney Company since 2002 and have the right to submit a shareholder proposal

---

[4]I am a retired lawyer (without relevant SEC experience) acting solely on my own in a pro bono effort.

for inclusion in the 2005 Proxy Statement of The Walt Disney Company.[5] I reasoned that the political bias of ABC News telecasts and The Walt Disney Company political-content films arises out of a very liberal management[6] and a staff involving such telecasts and films that is itself overwhelmingly liberal. I further reasoned that the majority of the people who own the stock of The Walt Disney Company probably agree with my liberal bias view and would be willing to act against it. I could see no reason why the views of management and involved employees take should precedence over the views of the owners of the business.

This reasoning led to the shareholder proposal at issue. Let the shareholders decide whether they think that there is liberal bias and whether action should be taken to overcome it. Management is ultimately the servant of the shareholders, and it is only appropriate that the views of the owners of the business in this regard be heard.[7]

The proposal establishes a policy against liberal bias in a limited area of the business of The Walt Disney Company, provides for an Ombudsman to report on compliance (not to control day to day operations as suggested by Counsel for The Walt Disney Company), and an Affirmative Action Plan similar to accepted Affirmative Action plans with respect to other kinds of discrimination to eliminate bias against conservatives in employment in the affected parts of the company.[8]

---

[5]It can be argued that the liberal bias at some other media companies is as great or greater than the liberal bias at The Walt Disney Company. But since I am only a shareholder of The Walt Disney Company, I can only make a shareholder proposal with respect to it.

[6]The Chairman of The Walt Disney Company is the former Democratic Leader of the U.S. Senate

[7]It should be noted that I am not asking the SEC staff to decide whether there has been bias; that is not something Government can determine. What I am asking is for the SEC to allow the owners of the business, based upon their own observations, to make that determination in a democratic manner.

[8]The proposal also includes a provision designed to keep people violating the plan from using their contracts to avoid compliance with the policy. This is good business but it is not an essential part of the proposal and could be dropped if the SEC thought that appropriate.

III. My Liberal Bias Shareholder Proposal Falls Squarely Within The SEC Release No. 34-12999 Policy That The Ordinary Business Operations Exclusion Does Not Apply To Proposals Having Major Implications And The SEC Release No. 34-40018 Policy That The Ordinary Business Operations Exclusion Does Not Apply To Proposals Raising Social Policy Issues

As discussed in Section I of this letter, current SEC rules provide that the ordinary business operations exclusion does not apply to proposals raising "social policy issues" or having "major implications." The issue is therefore whether the shareholder proposal at issue meets this criteria.

Establishment of a policy against liberal bias in television news broadcasting is designed to eliminate bias in ABC news programing seen by millions of Americans. This has a direct bearing on our political system through its influence on the election of public officials. Whether one agrees that there is bias or not (a question for the shareholders under my proposal), it is impossible to say that bias in television news does not involve significant social policy issues and does not have major implications.[9]

Counsel for The Walt Disney Company suggests that there is some sort of special treatment for media companies with respect to the ordinary business exclusion. But no such special treatment is set forth in the regulations. Any such special treatment would be totally inappropriate. Why should media companies be exempt from any proxy rules applicable to other corporations? This is not a First Amendment issue. No one is asking for Government control of the content of broadcasts and movies. The question is whether the people who own the business can have a say in what the company broadcasts and produces.

Counsel cites several no action letters which found similar proposals to be within the ordinary business exclusion. Some were from the period during which Cracker Barrel was controlling and hence have no relevance to this case. The most recent no action letter involving General Electric in 2002 reaches that

[9]Bias also has economic implications, in that it may discourage viewers from looking at company programs and advertisers from advertising on company programs. While the economic benefits to shareholders from adopting my shareholder proposal may influence many shareholders, it is the political impact of biased news coverage that has social policy and major implications..

conclusion but contains no discussion of (i) the SEC Release No. 34-12999 language that the ordinary business operations exclusion does not apply to proposals having major implications or (ii) the portion of SEC Release No. 34-40018 dealing with shareholder proposals involving social policy issues.[10] Similarly, counsel for The Walt Disney Company ignores this caveat to the ordinary business exclusion which destroys her position.

In this regard, another SEC comment on its final rule is particularly appropriate:

> In applying the "ordinary business" exclusion to proposals that raise social policy issues, the Division seeks to use the most well-reasoned and consistent standards possible given the inherent complexity of the task. From time to time, in the light of experience dealing with proposals in specific subject areas, and reflecting changing societal views, the Division adjusts its views with respect to "social proposals" involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes. (Footnotes omitted)

SEC Release No. 34-40018 commenting on the "Final Rule: Amendments to Rules on Shareholder Proposals." The fourth unnumbered paragraph of Section III entitled "The Interpretation of Rule 14a-8(c)(7): The "Ordinary Business"-Exclusion"

I urge the SEC to adjust its views in this area too.

---

[10]Materials available on Westlaw do not indicate the major implication/social policy argument was ever made to the SEC Staff.

IV. My Liberal Bias Shareholder Proposal Will Have Minimum Impact On Business Operations of The Walt Disney Company

The policy against liberal bias which I propose provides overall guidance for management of the business without directly or improperly controlling day- to-day operations. Complying with it will be no different than complying with the myriad of policies any large corporation has.

The Ombudsman portion of my shareholder proposal is designed to provide for monitoring compliance with the policy and reporting failures to comply. Again, the Ombudsman does not control what is televised or what films are made. He or she merely reports to the Board and the Shareholders on compliance with the policy. This will not interfere with day to day operations except to the extent people may be aware that they can be held responsible for violation of the policy - hardly something that is in any way improper. Employees can always be held responsible for violation of company policy and still can be effectively managed.

Counsel for The Walt Disney Company complains about the portion of the proposal which suggests that the Ombudsman be a principled recognized conservative. This provision is designed to avoid an Ombudsman who would sabotage the policy. On October 10, 2004, the New York Times published an article written by an allegedly impartial Kerry supporter finding the Times innocent of bias in its election reporting. Having such an Ombudsman would have no credibility. A principled conservative with an interest in stopping liberal bias is appropriate and establishing such a requirement for the Ombudsman is hardly interference with management prerogatives. My shareholder proposal does not seek to name any specific person Ombudsman. While the policy would not allow The Walt Disney Company to name a person like its Chairman as Ombudsman, the Company will have broad discretion in picking an Ombudsman.

The Affirmative Action portion of my shareholder proposal is totally consistent with the SEC rules after the overturning of Cracker Barrel and SEC action since then requiring Affirmative Action proposals be included in Proxy Statements. The Affirmative Action sought in my Shareholder Proposal relates to political discrimination, rather than racial or religious discrimination, but nothing in the SEC rules indicates that shareholder proposals for Affirmative Action must be limited to more conventional types of discrimination. It is likely that the root cause of the liberal bias that I see is the overwhelmingly liberal staff involved in television news and political-content film making. Achieving balance in staffing of such positions between liberals and conservatives by elimination of discrimination quite likely would end the bias which now exists.

V. Vagueness and Other Footnote Issues

Footnote 2 of the letter of Counsel for The Walt Disney Company complains that my proposal is impermissibly vague in that neither the company nor the shareholders can determine what actions must be taken to eliminate liberal bias. The implication of the footnote is that the amorphous nature of what is liberal bias makes that bias proper or uncorrectable. In effect, the argument is that because correcting liberal bias involves judgement, it cannot be a proper subject for a shareholder proposal. That kind of analysis would eliminate almost any shareholder proposal and certainly proposals on other forms of discrimination which have routinely been permitted since the overturning of Cracker Barrel. The fact that judgement is involved in the implementation of the policy is hardly a reasonable basis for denying shareholders the right to vote on the policy.

I could outline a series of very reasonable corrective measures in my Shareholder Proposal, but if I did that, I would be accused of micro-management and listing specific corrective measures is not necessary. While there will be judgements and disagreements on individual matters as to what should be changed, on an overall basis, fair minded people should have no trouble identifying and correcting liberal bias and it is reasonable to leave the details of correcting liberal bias to management in the first instance. The Ombudsman will report his or her judgement as to the overall effort of management[11]. The directors and shareholders[12] receiving that report can make ultimate judgements on overall compliance and the need for further corrective action.

Counsel also suggests that it may be impossible to find a principled conservative willing to be the Ombudsman. This no doubt reflects the view of

[11]I would think it would be appropriate for management and the Ombudsman to talk about issues from time to time but this is not required by my Shareholder Proposal.

[12]The options of shareholders are necessarily very limited. Compliance with the policy could be a factor in the reelection of directors. In the case of The Walt Disney Company where there have been credible challenges to the reelection of directors, this may be more important than with other corporations.

many liberals that there is no such thing as a principled conservative. I am sure that the SEC is well aware that there are many such persons, and finding a proper Ombudsman should hardly be a problem.

Counsel also suggests that a policy of no liberal bias might violate a current contract of an employee. If The Walt Disney Company has entered into contracts with employees which allow them to act with liberal bias, that alone would prove the need for my shareholder proposal. I seriously doubt that there are any such contracts but if there are, the proposal is not so draconian as not to allow them to run their course. Further, there would be numerous ways to offset such bias without violating the policy (i.e. identifying the liberal bias to the viewers and providing for broadcast of contrary views).

VI. Conclusion

For the reasons set forth above, I request that the SEC Staff decline to confirm that it will not recommend enforcement action if The Walt Disney Company excludes my Shareholder Proposal from its 2005 Proxy Statement. I further request that the SEC undertake such enforcement action if The Walt Disney Company ignores such advice and excludes my shareholder proposal.

I note the request of Counsel for The Walt Disney Company for the opportunity to confer with members of the SEC Staff if they do not agree with Counsel's position or require more information. I request that I be allowed to attend any such conferences.

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed envelope provided for your convenience.

Respectfully submitted,

Matthew S. Perlman

cc: Pamela S Seymon, Esq. (By fax and by mail)

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 9, 2004

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: The Walt Disney Company
Incoming letter dated October 15, 2004

The proposal requests that the board eliminate "liberal bias" in Disney's news telecasts and political-content films by undertaking the actions specified in the proposal.

There appears to be some basis for your view that Disney may exclude the proposal under rule 14a-8(i)(7), as relating to Disney's ordinary business operations (i.e., the nature, presentation and content of programming and film production). Accordingly, we will not recommend enforcement action to the Commission if Disney excludes the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel